Exhibit 99.1

Evogene Reports Third Quarter 2016 Financial Results

Rehovot, Israel – November 21, 2016 – Evogene Ltd. (NYSE; TASE: EVGN), a leading company for the improvement of crop productivity and economics for the food, feed and fuel industries, announced today its financial results for the third quarter and nine months ended September 30, 2016.

Ofer Haviv, Evogene's President and CEO, stated: "We continue to be very pleased with the progress we are seeing in both our on-going collaborations with leading agriculture related companies world-wide, and our own internal programs.  In this respect, we are particularly pleased to have recently announced positive results in our Ag-biologicals program, focused on bio-stimulants, for more than ten microbial strains that successfully completed the first year of testing and validation in corn for drought resistance. Further ahead, we will look to out-license advanced microbial strains to relevant partners for further development and commercialization, with the view to have a commercial product offering as early as five to six years from today."

"In our seed traits area, where we have active programs for the development of both crop enhancement traits and crop protection traits, we continue to build upon the positive results we announced in several of our most significant programs. These activities include supporting the advancement of our most promising candidate genes further in Monsanto's product development pipeline, and further validation of several successful candidate toxins we identified as part of our insect control program," continued Mr. Haviv.

"In addition, this past quarter we expanded our collaboration pipeline with the signing of an agreement with  IMAmt, a leading Brazilian developer and marketer of cotton seeds, for the discovery and validation of novel genomic elements to support IMAmt's product development of insect-resistant cotton varieties."

"Finally, we continue to successfully advance our program for the discovery of novel chemical compounds for herbicides. This past quarter, chemical compounds identified by Evogene have demonstrated herbicidal activity in plant bio-essay tests and were advanced to the next stage of optimization," concluded Mr. Haviv.

Financial results for the period ended September 30, 2016:
Cash position: As of September 30, 2016, Evogene had $93.1 million in cash, short-term bank deposits and marketable securities, representing a net cash usage of $3.9 million for the third quarter and $7.6 million for the nine months ended September 30, 2016. We expect our net annual cash usage for the current calendar year to be slightly below our previously disclosed range of $14 to $16 million.

Revenues primarily consist of research and development payments, reflecting R&D cost reimbursement under certain of our collaboration agreements. The majority of these agreements also provide for development milestone payments and royalties or other forms of revenue sharing from successfully developed products, and therefore, longer term, the Company anticipates that its future revenues and profitability will largely reflect the receipt of such payments from its existing and future collaborations.

Revenues for the third quarter of 2016 were $1.5 million compared to $3.3 million for the same period in 2015. Revenues for the nine months ended September 30, 2016 were $5.4 million, compared to $8.7 million for the same period in 2015. This decline reflects the net decrease in such research and development payments in accordance with the work plans under Evogene's various collaboration agreements. It includes changes in the scope and type of activities undertaken by the Company as part of its yield and stress collaboration with Monsanto, whereby resource intensive activities, such as novel gene discovery and validation, evolved to focus increasingly on optimization activities supporting Monsanto’s ongoing development with respect to advancing Evogene discovered genes.

Cost of revenues include research and development expenses related to the Company’s on-going activities in support of collaboration agreements. Cost of revenues for the third quarter of 2016 were $1.4 million compared to $2.5 million for the same period in 2015.  Cost of revenues for the nine months ended September 30, 2016, were $4.5 million, compared to $6.2 million, for the same period in 2015. The net decrease primarily related to the change in the scope and type of activities performed under Evogene's collaboration with Monsanto, as noted above.

R&D expenses for the third quarter of 2016 were $3.9 million compared to $3.1 million for the same period in 2015. R&D expenses for the nine months ended September 30, 2016, were $11.7 million, compared to $10.3 million for the same period in 2015. This increase largely related to the expansion of activities, primarily focused on the development of computational platforms, as well as discovery and validation activities, in our key growth engines – insect control, ag-chemicals and ag-biologicals.

Operating loss for the third quarter of 2016 was $5.2 million compared with $3.8 million for the third quarter of 2015. Operating loss for the nine months ended September 30, 2016, was $14.9 million compared with $12.6 million for the same period in 2015. The increase in operating loss was primarily due to the decrease in revenues discussed above, which were partially offset by the net decline in other expense categories.

Net loss for the third quarter of 2016 was $5.1 million compared with a net loss of $3.4 million in the third quarter of 2015. Net loss for the nine months ended September 30, 2016, was $12.9 million compared with a net loss of $11.7 million for the same period in 2015.

Conference call and webcast details:
Evogene management will host a conference call today at 9:00 am Eastern time, 16:00 Israel time to discuss the results. US-based participants are invited to access the call by dialing 1-888-668-9141, and participants from Israel and other countries are invited to access the call at 972-3-918-0610. A replay of the conference call will be available beginning at approximately 1:00 pm Eastern time, 20:00 Israel time today, and will be accessible through November 23, 2016.  US-based participants are invited to access the replay by dialing 1-888-254-7270, and participants from Israel and other countries are invited to access the replay at 972-3-925-5937. A replay of the call may also be accessed as a webcast via Evogene’s website at www.evogene.com and will be available for a period of ten days.

About Evogene Ltd.:
Evogene (NYSE, TASE: EVGN) is a leading biotechnology company for the improvement of crop productivity for the food, feed and fuel industries. The Company operates in three key market segments: improved seed traits (addressing yield increase, tolerance to environmental stresses and resistance to insects and diseases); innovative ag-chemicals (developing novel herbicide solutions for weed control); and ag-biologicals. Evogene has collaborations with world-leading seed and ag-chemical companies. For more information, please visit www.evogene.com or contact the Company at info@evogene.com.

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", "could", “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact:
Karen Mazor
Director, Public and Investor Relations
E: IR@evogene.com
T: +972 54 22 88 039

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands (except share and per share data)

	As of September 30,		As of December 31,
	2016	2015	2015
	Unaudited		Audited
CURRENT ASSETS:
Cash and cash equivalents	$5,439	$11,847	$10,221
Restricted cash	47	47	47
Marketable securities	72,520	79,867	71,807
Short-term bank deposits	15,058	14,591	18,603
Trade receivables	100	963	2,675
Other receivables	1,778	1,083	1,023

	94,942	108,398	104,376
LONG-TERM ASSETS:
Long-term deposits	14	25	22
Property, plant and equipment, net	6,829	7,943	8,197

	6,843	7,968	8,219

	$101,785	$116,366	$112,595

CURRENT LIABILITIES:
Trade payables	$1,071	$1,021	$1,771
Other payables	2,695	2,428	3,049
Liabilities in respect of government grants	680	470	259
Deferred revenues and other advances	1,126	824	560

	5,572	4,743	5,639

LONG-TERM LIABILITIES:
Liabilities in respect of government grants	2,747	3,054	2,880
Deferred revenues and other advances	154	447	298
Severance pay liability, net	30	31	26

	2,931	3,532	3,204
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.02 par value: Authorized - 150,000,000 ordinary shares; Issued and outstanding – 25,459,809, 25,394,388 and 25,404,362 shares at September 30, 2016 and 2015 and December 31, 2015, respectively	140	140	140
Share premium and other capital reserve	182,693	179,081	180,214
Accumulated deficit	(89,551)	(71,130)	(76,602)

	93,282	108,091	103,752

	$101,785	$116,366	$112,595

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)
U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited				Audited

Revenues	$5,360	$8,666	$1,536	$3,309	$11,129
Cost of revenues	4,508	6,249	1,418	2,487	8,255

Gross profit	852	2,417	118	822	2,874

Operating expenses:

Research and development, net	11,670	10,326	3,905	3,097	14,449
Business development	1,225	1,505	435	506	1,964
General and administrative	2,894	3,138	950	1,001	4,382

Total operating expenses	15,789	14,969	5,290	4,604	20,795

Operating loss	(14,937)	(12,552)	(5,172)	(3,782)	(17,921)

Financing income	2,286	2,045	191	768	2,571
Financing expenses	(277)	(1,234)	(112)	(368)	(1,863)

Loss before taxes on income	(12,928)	(11,741)	(5,093)	(3,382)	(17,213)
Taxes on income	21	-	21	-	-

Net loss	$(12,949)	$(11,741)	$(5,114)	$(3,382)	$(17,213)

Other comprehensive income (loss):
Loss from cash flow hedges	$-	$(45)	$-	$-	$(45)
Amounts transferred to the statement of profit or loss for cash flow hedges	-	267	-	-	267

Total comprehensive loss	$(12,949)	$(11,519)	$(5,114)	$(3,382)	$(16,991)

Basic and diluted loss per share	$(0.51)	$(0.46)	$(0.20)	$(0.13)	$(0.68)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
U.S. dollars in thousands

	Share capital	Share premium and other capital reserve	Accumulated deficit	Total
		Unaudited
Balance as of January 1, 2016 (audited)	$140	$180,214	$(76,602)	$103,752
Net and comprehensive loss	-	-	(12,949)	(12,949)
Exercise of options	*) -	143	-	143
Share-based compensation	-	2,336	-	2,336

Balance as of September 30, 2016	$140	$182,693	$(89,551)	$93,282

*) Represents an amount lower than $1

	Share capital	Share premium and other capital reserve	Accumulated other comprehensive loss	Accumulated deficit	Total
	Unaudited
Balance as of January 1, 2015 (audited)	$140	$175,553	$(222)	$(59,389)	$116,082
Net loss	-	-	-	(11,741)	(11,741)
Other comprehensive income	-	-	222	-	222
Exercise of options	*) -	237	-	-	237
Share-based compensation	-	3,291	-	-	3,291

Balance as of September 30, 2015	$140	$179,081	$-	$(71,130)	$108,091

*) Represents an amount lower than $1

	Share capital	Share premium and other capital reserve	Accumulated deficit	Total
		Unaudited
Balance as of July 1, 2016	$140	$181,985	$(84,437)	$97,688
Net and comprehensive loss	-	-	(5,114)	(5,114)
Exercise of options	*) -	29	-	29
Share-based compensation	-	679	-	679

Balance as of September 30, 2016	$140	$182,693	$(89,551)	$93,282

*) Represents an amount lower than $1

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
U.S. dollars in thousands
	Share Capital	Share premium and other capital reserve	Accumulated Deficit	Total
	Unaudited

Balance as of July 1, 2015	$140	$177,962	$(67,748)	$110,354

Net and comprehensive loss	-	-	(3,382)	(3,382)
Exercise of options	*) -	29	-	29
Share-based compensation	-	1,090	-	1,090

Balance as of September 30, 2015	$140	$179,081	$(71,130)	$108,091

*) Represents an amount lower than $1

	Share capital	Share premium and other capital reserve	Accumulated other comprehensive loss	Accumulated deficit	Total
	Audited

Balance as of January 1, 2015	$140	$175,553	$(222)	$(59,389)	$116,082
Net loss	-	-	-	(17,213)	(17,213)
Other comprehensive income	-	-	222	-	222
Exercise of options	*) -	296	-	-	296
Share-based compensation	-	4,365	-	-	4,365

Balance as of December 31, 2015	$140	$180,214	$-	$(76,602)	$103,752

*) Represents an amount lower than $1

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited				Audited
Cash flows from operating activities

Net loss	$(12,949)	$(11,741)	$(5,114)	$(3,382)	$(17,213)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	1,763	1,849	587	583	2,433
Share-based compensation	2,336	3,291	679	1,090	4,365
Net financing income	(2,168)	(896)	(151)	(445)	(845)
Loss from sale of property, plant and equipment	17	-	-	-	-
Taxes on income	21	-	21	-	-

	1,969	4,244	1,136	1,228	5,953
Changes in asset and liability items:

Decrease (increase) in trade receivables	2,575	220	(20)	(213)	(1,492)
Increase in other receivables	(667)	(335)	(190)	(23)	(293)
Decrease (increase) in long-term deposits	8	(4)	2	(1)	(1)
Decrease in trade payables	(359)	(546)	(118)	(146)	(68)
Increase (decrease) in other payables	(415)	(1,303)	181	(57)	(640)
Increase (decrease) in severance pay liability, net	4	2	-	3	(3)
Increase (decrease) in deferred revenues and other advances	422	(642)	303	(771)	(1,055)
Increase (decrease) in liabilities in respect of government grants	115	-	-	-	(284)

	1,683	(2,608)	158	(1,208)	(3,836)

Cash received (paid) during the period for:

Interest received	1,838	2,119	684	747	2,689
Taxes paid	(2)	-	(2)	-	-

Net cash used in operating activities	(7,461)	(7,986)	(3,138)	(2,615)	(12,407)

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited				Audited
Cash flows from investing activities

Purchase of property, plant and equipment	$(711)	$(1,397)	$(237)	$(548)	$(2,005)
Proceeds from sale of marketable securities	17,192	22,128	5,568	7,274	38,164
Purchase of marketable securities	(17,576)	(22,533)	(3,826)	(8,628)	(31,168)
Proceeds from bank deposits, net	3,545	15,455	1,503	8,637	11,443
Decrease (increase) in restricted cash	-	953	-	(47)	953

Net cash provided by investing activities	2,450	14,606	3,008	6,688	17,387

Cash Flows from Financing Activities

Proceeds from exercise of options	143	237	29	29	296
Proceeds from government grants	404	188	146	-	167
Repayment of government grants	(333)	(418)	(134)	(185)	(418)

Net cash provided by (used in) financing activities	214	7	41	(156)	45

Exchange rate differences - cash and cash equivalent balances	15	7	(5)	(19)	(17)

Increase (decrease) in cash and cash equivalents	(4,782)	6,634	(94)	3,898	5,008

Cash and cash equivalents, beginning of the period	10,221	5,213	5,533	7,949	5,213

Cash and cash equivalents, end of the period	$5,439	$11,847	$5,439	$11,847	$10,221

Significant non-cash transactions

Acquisition of property, plant and equipment	$50	$119	$50	$119	$349